UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2018
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the three months ended March 31, 2018.
This report on Form 6-K is hereby incorporated by reference into the Company’s two registration statements on Form F-3 (Registration No. 333-213782 and Registration No. 333-213783), each filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2016.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2018

INDEX

Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017	Page 5
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2018 and December 31, 2017	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 32
Cautionary Statement Regarding Forward-Looking Statement	Page 41
Signatures	Page 43

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017
(in thousands of $, except per share amounts)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
Operating revenues
Direct financing lease interest income - related parties	3,116	5,031	16,362
Direct financing and sales-type lease interest income - other	5,982	3,513	21,903
Finance lease service revenues - related parties	6,876	10,341	35,010
Profit sharing revenues - related parties	—	5,591	5,753
Profit sharing revenues - other	—	61	61
Time charter revenues - related parties	13,138	12,815	51,832
Time charter revenues - other	48,049	44,935	186,577
Bareboat charter revenues - related parties	—	1,901	5,736
Bareboat charter revenues - other	10,352	7,668	34,860
Voyage charter revenues - other	4,316	4,443	21,037
Other operating income	520	581	1,747
Total operating revenues	92,349	96,880	380,878
Gain/(loss) on sale of assets and termination of charters, net	(1,428)	(26)	1,124
Operating expenses
Vessel operating expenses - related parties	12,560	15,919	57,714
Vessel operating expenses - other	18,137	17,501	74,080
Depreciation	22,334	21,562	88,150
Vessel impairment charge	—	—	—
Administrative expenses - related parties	226	162	831
Administrative expenses - other	2,303	1,989	6,601
Total operating expenses	55,560	57,133	227,376
Net operating income	35,361	39,721	154,626
Non-operating income/(expense)
Interest income - related parties, long term loans to associated companies	3,532	4,668	15,265
Interest income - related parties, other	—	878	422
Interest income - other	320	225	3,643
Interest expense - other	(22,532)	(21,099)	(90,414)
(Loss)/gain on repurchase of bonds	—	—	(2,305)
Long-term investment impairment charge	—	—	(4,410)
Dividend income - related parties	—	1,650	3,300
Other financial items, net	4,379	(340)	(2,684)
Net income before equity in earnings of associated companies	21,060	25,703	77,443
Equity in earnings of associated companies	3,595	6,579	23,766
Net income	24,655	32,282	101,209
Per share information:
Basic earnings per share	$0.24	$0.35	$1.06
Diluted earnings per share	$0.24	$0.32	$1.03
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017
(in thousands of $)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
Net income	24,655	32,282	101,209
Fair value adjustments to hedging financial instruments	7,626	2,153	9,974
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	80	—	1,555
Fair value adjustments to investment securities classified as available-for-sale	2,158	4,199	(23,528)
Unrealized loss from investment securities classified as available-for-sale securities reclassified to Consolidated Statement of Operations	—	—	2,106
Fair value adjustments to hedging financial instruments in associated companies	433	466	1,182
Other comprehensive income/(loss)	52	9	60
Other comprehensive income/(loss), net of tax	10,349	6,827	(8,651)

Comprehensive income/(loss)	35,004	39,109	92,558
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31, 2018 and December 31, 2017
(in thousands of $, except share data)

	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	139,991	153,052
Investments in debt and equity securities	95,034	93,802
Due from related parties	6,202	9,625
Trade accounts receivable	3,868	12,583
Other receivables	9,298	9,012
Inventories	6,045	5,126
Prepaid expenses and accrued income	2,460	2,291
Investment in direct financing and sales-type leases, current portion	29,898	32,096
Financial instruments (short-term): at fair value	135	108
Total current assets	292,931	317,695
Vessels and equipment, net	1,740,274	1,762,596
Investments in direct financing and sales-type leases, long-term portion	557,011	585,975
Investments in associated companies	14,706	10,678
Loans to related parties - associated companies, long-term	290,354	314,000
Long-term receivables from related parties	4,446	—
Financial instruments (long-term): at fair value	16,559	8,347
Other long-term assets	12,779	12,791
Total assets	2,929,060	3,012,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	374,500	313,823
Due to related parties	3,102	857
Trade accounts payable	1,267	487
Financial instruments (short-term): at fair value	35,350	503
Accrued expenses	12,049	13,351
Other current liabilities	14,489	14,724
Total current liabilities	440,757	343,745
Long-term liabilities
Long-term debt	1,060,659	1,190,184
Financial instruments (long-term): at fair value	1,787	48,618
Other long-term liabilities	231,994	234,538
Total liabilities	1,735,197	1,817,085

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 150,000,000 shares authorized; 111,582,238 shares issued and outstanding at March 31, 2018 and 110,930,873 at December 31, 2017)	1,116	1,109
Additional paid-in capital	403,768	403,659
Contributed surplus	680,703	680,703
Accumulated other comprehensive gain/ (loss)	14,086	(94,612)
Accumulated other comprehensive gain - associated companies	639	206
Retained earnings	93,551	203,932
Total stockholders’ equity	1,193,863	1,194,997
Total liabilities and stockholders’ equity	2,929,060	3,012,082
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017
(in thousands of $)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
Operating activities
Net income	24,655	32,282	101,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,334	21,562	88,150
Amortization of deferred charges	1,672	2,357	9,013
Amortization of seller’s credit	(308)	(308)	(1,249)
Equity in earnings of associated companies	(3,595)	(6,579)	(23,766)
(Gain)/loss on sale of assets and termination of charters	1,428	26	(1,124)
Adjustment of derivatives to fair value recognized in net income	(5,599)	(1,509)	(8,208)
Adjustment of equity investments recognised in the income statement	996	—	—
Loss/(gain) on repurchase of bonds	—	—	2,305
Interest receivable in form of notes	—	(635)	(635)
Other, net	98	166	3,959
Changes in operating assets and liabilities:
Trade accounts receivable	8,714	(3,553)	(9,034)
Due from related parties	1,841	2,965	10,543
Other receivables	(284)	(2,927)	2,418
Inventories	(920)	(795)	(42)
Prepaid expenses and accrued income	(168)	399	1,317
Trade accounts payable	780	209	(742)
Accrued expenses	(1,302)	(1,269)	(1,188)
Other current liabilities	(370)	3,132	460
Net cash provided by operating activities	49,972	45,523	177,796
Investing activities
Repayments from investments in direct financing and sales-type leases	7,530	8,207	31,929
Additions to newbuildings	—	(11,259)	(81,664)
Proceeds from sales of vessels and termination of charters	17,528	23,802	74,791
Net amounts received from associated companies	27,472	9,966	27,322
Other investments and long term assets, net	—	(16,662)	(4,016)
Net cash provided by/(used in) investing activities	52,530	14,054	48,362
Financing activities
Shares issued, net of issuance costs	—	—	88
Principal settlements of cross currency swaps, net	—	—	(29,186)
(Repurchase)/resale of bonds, net	(63,218)	2,414	(68,383)
Proceeds from issuance or drawdown of long-term debt	19,000	19,000	302,104
Repayments of long-term debt	(33,197)	(39,605)	(179,354)
Debt fees paid	(22)	—	(2,554)
Repayment of lease obligation liability	(1,872)	(137)	(5,296)
Cash dividends paid	(36,254)	(42,077)	(152,907)
Net cash provided by/(used in) financing activities	(115,563)	(60,405)	(135,488)

Net change in cash and cash equivalents	(13,061)	(828)	90,670
Cash and cash equivalents at start of the period	153,052	62,382	62,382
Cash and cash equivalents at end of the period	139,991	61,554	153,052

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	21,886	20,138	88,201
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the three months ended March 31, 2018 and March 31, 2017 and the year ended December 31, 2017
(in thousands of $, except number of shares)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
Number of shares outstanding
At beginning of period	110,930,873	101,504,575	101,504,575
Shares issued	651,365	—	9,426,298
At end of period	111,582,238	101,504,575	110,930,873
Share capital
At beginning of period	1,109	1,015	1,015
Shares issued	7	—	94
At end of period	1,116	1,015	1,109
Additional paid-in capital
At beginning of period	403,659	282,502	282,502
Amortization of stock based compensation	115	120	374
Shares issued arising from exercised stock options	—	—	88
Shares issued arising from conversion of convertible bonds due 2018	9,927	—	137,063
Adjustment to equity component arising from reacquisition of convertible bonds due 2018	(9,933)	—	(16,368)
At end of period	403,768	282,622	403,659
Contributed surplus
At beginning of period	680,703	680,703	680,703
At end of period	680,703	680,703	680,703
Accumulated other comprehensive loss
At beginning of period	(94,612)	(84,779)	(84,779)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	80	—	1,555
Fair value adjustments to hedging financial instruments	7,626	2,153	9,974
Reclassification of unrealized losses upon adoption of ASU 2016-01	98,782	—	—
Fair value adjustments to available-for-sale securities	2,158	4,199	(23,528)
Loss on marketable securities reclassified into earnings	—	—	2,106
Other comprehensive income/(loss)	52	9	60
At end of period	14,086	(78,418)	(94,612)
Accumulated other comprehensive loss - associated companies
At beginning of period	206	(976)	(976)
Fair value adjustments to hedging financial instruments	433	466	1,182
At end of period	639	(510)	206
Retained earnings
At beginning of period	203,932	255,630	255,630
Reclassification of unrealized losses upon adoption of ASU 2016-01	(98,782)	—	—
Net income	24,655	32,282	101,209
Dividends declared	(36,254)	(42,077)	(152,907)
At end of period	93,551	245,835	203,932
Total stockholders’ equity	1,193,863	1,131,247	1,194,997
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2017. The results of operations for the interim period ended March 31, 2018 are not necessarily indicative of the results for the entire year ending December 31, 2018.

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in Topic 606. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. Accounting Standards Codification ("ASC") 842 provides a group of practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. The Company plans to adopt ASC 842 on January 1, 2019 and expects to elect the use of the practical expedients. The Company has not completed its evaluation of the impact of ASC 842 on its consolidated financial statements and related disclosures, however, based on a preliminary assessment, the Company does not expect that the adoption of ASC 842 will have a material effect since the Company is primarily a lessor. Also, the impact the standard will have on the consolidated financial statements and related disclosures of the Company may be affected depending on the final outcome of the targeted Improvements proposed as amendments to ASU 842 in January 2018.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In March 2017, the FASB issued ASU 2017-08 "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities" to amend the amortization period for certain purchased callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Recently Adopted Accounting Standards

In May 2014, issued ASU 2014-09 "Revenue from Contracts with Customers", subsequently amended and collectively Topic 606. The standard replaced almost all existing revenue recognition guidance in U.S. GAAP, with the intention to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASC 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASC 606 allows for adoption either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of initial application, which became effective for the Company beginning January 1, 2018. The majority of vessels are on bareboat or time charters and these continue to be accounted as operating or finance leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts. The Company adopted ASC 606 in the first quarter of fiscal 2018 on a modified retrospective basis with no changes recognized in the prior year comparative financial statements. The adoption of this standard only impacted our vessels operating on voyage charters. For vessels operating on spot charters, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Certain voyage expenses, primarily bunker fuel expenses, are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under ASC 340 Deferred Costs and Other Assets. ASC 606 has been applied to those voyage contracts that were not completed at the date of initial application. Upon adoption, the cumulative effect of adopting this guidance resulted in a net minor adjustment of $0.1 million to the opening balance of retained earnings as of January 1, 2018 and the Company did not consider this material enough to record. In addition, the adoption of this standard did not have a material impact on the consolidated financial statements of the Company for the three months ended March 31, 2018.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 became effective for fiscal years and interim periods beginning after December 15, 2017. The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a modified retrospective basis, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained earnings. Upon adoption of ASU 2016-01, the Company reclassified approximately $98.8 million of unrealized losses related to its equity investments from accumulated other comprehensive income to retained earnings. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of our equity securities in the consolidated statement of operations. For the three months ended March 31, 2018, the adoption of the standard resulted in a net unrealized loss of $1million being included in the condensed consolidated statement of operations. The Company anticipates additional volatility to the Company's statements of operations in future periods, due to changes in market prices of the Company's investments in equity securities.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

In February 2018, the VLCC Front Circassia, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A loss of $1.4 million was recorded on the disposal, the proceeds of which included $17.9 million gross sales proceeds and a compensation in the form of a loan note of $4.4 million at fair value received for the early termination of the charter. (see Note 15: Related party transactions).

3.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended		Year ended
(in thousands of $)	March 31, 2018	March 31, 2017	December 31, 2017
Basic:
Net income available to stockholders	24,655	32,282	101,209
Diluted:
Net income available to stockholders	24,655	32,282	101,209
Interest and other expenses attributable to convertible bonds	261	5,879	4,511
Net income assuming dilution	24,916	38,161	105,720

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended		Year ended
(in thousands)	March 31, 2018	March 31, 2017	December 31, 2017
Basic earnings per share:
Weighted average number of common shares outstanding	103,358	93,505	95,597
Diluted earnings per share:
Weighted average number of common shares outstanding*	103,358	93,505	95,597
Effect of dilutive share options	15	17	26
Effect of dilutive convertible bonds	1,644	25,264	7,277
Weighted average number of common shares outstanding assuming dilution	105,017	118,786	102,900

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the issue in October 2016 of 5.75% senior unsecured convertible bonds. These shares are owned by the Company and will be returned on or before maturity of the bonds in 2021.

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due
2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

The 5.75% senior unsecured convertible bonds issued in October 2016 were not dilutive at March 31, 2018.

4.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Three months ended		Year ended
(in thousands of $)	March 31, 2018	March 31, 2017	December 31, 2017
Net cash payments on non-designated derivatives	(469)	(960)	(5,124)
Net increase/(decrease) in fair value of non-designated derivatives	5,594	1,191	8,068
Net increase/(decrease) in fair value of designated derivatives (ineffective portion)	5	318	140
Net increase/(decrease) in fair value of equity investments	(996)	—	—
Other items	245	(889)	(5,768)
Other financial items, net	4,379	(340)	(2,684)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relates to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”. The above net movement in the valuation of non-designated derivatives in the three months ended March 31, 2018 includes $0.1 million reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges. In the year ended December 31, 2017: $1.6 million (three months ended March 31, 2017: $nil) was reclassified from "Other comprehensive income".

Other items in the three months ended March 31, 2018 include a gain of $0.3 million arising from foreign currency translation. In the year ended December 31, 2017 other items included foreign currency translation net loss of $4.5 million (three months ended March 31, 2017: loss $0.2 million). Other items also include bank charges and fees relating to loan facilities.

5.	INVESTMENTS IN DEBT AND EQUITY SECURITIES
Investment securities held by the Company consist of the following investments in equity securities and corporate bonds:

	Three months ended March 31, 2018			Year ended December 31, 2017
(in thousands of $)	Amortised Cost	Unrealised gains/(losses)	Fair value	Amortised Cost	Unrealised gains/(losses)	Fair value
Corporate bonds:
Golden Close Senior	17,754	(4,394)	13,360	17,754	(2,240)	15,514
Golden Close Convertible	9,960	4,226	14,186	9,960	—	9,960
Golden Close Super Senior	2,561	348	2,909	2,561	347	2,908
NorAm Drilling	5,181	293	5,474	5,181	293	5,474
Oro Negro	7,886	84	7,970	7,886	—	7,886
Total corporate bonds	43,342	557	43,899	43,342	(1,600)	41,742
Total shares	52,131	(996)	51,135	150,842	(98,782)	52,060
Total Investments	95,473	(439)	95,034	194,184	(100,382)	93,802

The investments in corporate bonds at March 31, 2018, consist of listed and unlisted corporate bonds which have a total carrying value of $43.9 million (December 31, 2017: $41.7 million) and have maturities between 2019 and 2022. The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income". The accumulated net unrealized loss on these available-for-sale corporate debt securities included in "Other comprehensive income" at March 31, 2018, was $0.6 million (December 31, 2017: $1.6 million).

The investment in shares at March 31, 2018 consists of shareholding in various related party entities, which is comprised of listed shares in a Frontline Ltd. (“Frontline”) with a carrying value of $48.7 million (December 31, 2017: $50.5 million), shares in NorAm Drilling Company AS (“NorAm Drilling”) traded on the Norwegian Over the Counter market ("OTC") with a carrying value of $2.3 million (December 31, 2017: $1.5 million), and shares in Golden Close Maritime Corp. Ltd. (“Golden Close”) traded on the Norwegian OTC with a carrying value of $0.1 million (December 31, 2017: $0.1 million). See also Note 15: Related party transactions. Upon the adoption of ASU 2016-01 from January 2018, the Company now recognizes any changes in the fair value of these equity investments in net income. The adoption of the standard resulted in a net unrealized loss of $1.0 million recorded in the condensed consolidated statement of operations for the three months ended March 31, 2018. See also Recently Adopted Accounting Standards within Note 1.

6.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	March 31, 2018	December 31, 2017
Cost	2,256,760	2,256,747
Accumulated depreciation	516,486	494,151
Vessels and equipment, net	1,740,274	1,762,596
During the three months ended March 31, 2018, the Company did not acquire nor dispose of any vessels or equipment.
Acquisitions and disposals in respect of vessels accounted for as direct financing and sales-type leases are discussed in Note 8: Investments in direct financing and sales-type leases.

7.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

As at March 31, 2018 or December 31, 2017, the Company had no agreements for the construction of newbuilding vessels.

8.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

As at March 31, 2018, the Company had eight VLCC crude tankers accounted for as direct financing leases (December 31, 2017: nine VLCCs). These vessels are on charter to Frontline Shipping Limited (“Frontline Shipping”) on long-term, fixed rate time charters which span various periods depending on the age of the vessels, ranging from approximately six to nine years. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms. The VLCC Front Circassia, which was accounted for as a direct financing lease at December 31, 2017, was sold in February 2018 (see Note 2: Gain on sale of assets and termination of charters and Note 15: Related party transactions).
One of the Company's offshore support vessels is chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), an indirect wholly owned subsidiary of Solship Invest 3 AS (“Solship”) which is in turn a wholly owned subsidiary of Solstad Farstad ASA (“Solstad Farstad”).
In addition to the above nine vessels leased to related and unrelated third parties, the Company also had two container vessels accounted for as direct financing leases and one container vessel accounted for as a sales-type lease as at March 31, 2018, which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. (“MSC”), an unrelated party. The terms of the charters provide a fixed price put option or purchase obligation at the expiry of the 15 year charter period for two of the container vessels and a minimum fixed price purchase obligation at the expiry of the five year charter period for the third container vessel.
As at March 31, 2018, the Company had a total of 12 vessels accounted for as direct financing and sales-type leases (December 31, 2017: 13 vessels). The following lists the components of the investments in direct financing and sales-type leases as at March 31, 2018 and December 31, 2017:

(in thousands of $)	March 31, 2018	December 31, 2017
Total minimum lease payments to be received	865,381	916,765
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(192,036)	(211,508)
Net minimum lease payments receivable	673,345	705,257
Estimated residual values of leased property (un-guaranteed)	219,048	232,424
Less: unearned income	(305,484)	(319,610)
Total investment in direct financing and sales-type leases	586,909	618,071

Current portion	29,898	32,096
Long-term portion	557,011	585,975
Total investment in direct financing and sales-type leases	586,909	618,071

9.	INVESTMENTS IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At March 31, 2018, March 31, 2017 and December 31, 2017, the Company had the following participation in investments that were recorded using the equity method:

	March 31, 2018	March 31, 2017	December 31, 2017
SFL Deepwater Ltd (“SFL Deepwater”)	100%	100%	100%
SFL Hercules Ltd (“SFL Hercules”)	100%	100%	100%
SFL Linus Ltd (“SFL Linus”)	100%	100%	100%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of March 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	78,496	19,584	23,093	35,819
Non-current assets	1,005,951	315,313	302,223	388,415
Total assets	1,084,447	334,897	325,316	424,234
Current liabilities	114,660	27,319	33,507	53,834
Non-current liabilities	955,081	304,007	288,198	362,876
Total liabilities	1,069,741	331,326	321,705	416,710
Total stockholders’ equity	14,706	3,571	3,611	7,524

	As of December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	97,723	26,242	29,152	42,329
Non-current assets	1,020,067	317,450	305,852	396,765
Total assets	1,117,790	343,692	335,004	439,094
Current liabilities	106,628	25,642	29,443	51,543
Non-current liabilities	1,000,484	315,415	302,819	382,250
Total liabilities	1,107,112	341,057	332,262	433,793
Total stockholders’ equity	10,678	2,635	2,742	5,301
Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Three months ended March 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	15,835	4,697	4,660	6,478
Net operating revenues	15,835	4,697	4,660	6,478
Net income	3,595	936	869	1,790

	Three months ended March 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	19,575	5,440	5,818	8,317
Net operating revenues	19,575	5,440	5,818	8,317
Net income	6,579	1,556	1,566	3,457

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	73,487	20,873	21,827	30,787
Net operating revenues	73,487	20,873	21,827	30,787
Net income	23,766	5,981	6,462	11,323

SFL Deepwater, SFL Hercules and SFL Linus each own drilling units which have been leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus are the subject of leases which includes both fixed price call options and a fixed price purchase obligation or put option, it has been determined that these subsidiaries of Ship Finance are variable interest entities in which Ship Finance is not the primary beneficiary.

Each subsidiary has entered into a term loan and revolving credit facility as follows:

	Three months ended March 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	761,362	220,112	244,375	296,875
Amount available to draw down	—	—	—	—
Amount guaranteed by Ship Finance	266,114	84,697	78,947	102,470

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	785,778	225,778	251,250	308,750
Amount available to draw down	—	—	—	—
Amount guaranteed by Ship Finance	235,000	75,000	70,000	90,000

In the three months ended March 31, 2018 and the year ended December 31, 2017, SFL Deepwater, SFL Hercules and SFL Linus paid dividends as follows:

Three months ended March 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	—	—	—	—

	Three months ended March 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	7,100	1,600	1,550	3,950

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	14,400	3,400	3,750	7,250

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities originally contained financial covenants with which both Ship Finance and Seadrill must comply. In September 2017, Seadrill announced that it had entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Ltd, who is also the largest shareholder in the Company. The Company, SFL Deepwater, SFL Hercules and SFL Linus have also entered into the Restructuring Plan, which has been implemented by way of prearranged Chapter 11 cases. As part of the Restructuring Plan, the financial covenants on Seadrill have been replaced by financial covenants on a newly established subsidiary of Seadrill, who will also act as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. The financial covenants on Seadrill were suspended until the Restructuring Plan was implemented in July 2018. As at March 31, 2018, Ship Finance was in compliance with all of the covenants under these long-term debt facilities.

10.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	March 31, 2018	December 31, 2017
Long-term debt:
3.25% senior unsecured convertible bonds due 2018	—	63,218
NOK900 million senior unsecured floating rate bonds due 2019	96,647	92,477
5.75% senior unsecured convertible bonds due 2021	225,000	225,000
NOK500 million senior unsecured floating rate bonds due 2020	63,750	61,001
Total Fixed Rate Debt	385,397	441,696
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2024	1,067,007	1,081,204
Total debt principal	1,452,404	1,522,900
Less: Unamortized debt issuance costs	(17,245)	(18,893)
Less: Current portion of long-term debt	(374,500)	(313,823)
Total long-term debt	1,060,659	1,190,184

(in thousands of $)
	Fixed Rate Debt	Floating Rate Debt	Total debt principal
Balance at December 31, 2017	441,696	1,081,204	1,522,900
Repayments and redemptions	(63,218)	(33,197)	(96,415)
Drawdowns	—	19,000	19,000
Effects of foreign exchange	6,919	—	6,919
Balance at March 31, 2018	385,397	1,067,007	1,452,404

The outstanding debt as of March 31, 2018 is repayable as follows:

(in thousands of $)
Year ending December 31,

2018 (remaining nine months)	227,408
2019	280,272
2020	203,931
2021	467,512
2022	190,340
Thereafter	82,941
Total debt principal	1,452,404
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.37% per annum at March 31, 2018 (December 31, 2017: 4.26%). This rate takes into consideration the effect of related interest rate swaps. At March 31, 2018, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 2.312% (December 31, 2017: 1.694%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.17% (December 31, 2017: 0.81%).

In the three months ended March 31, 2018, the following redemption occurred:

3.25% senior unsecured convertible bonds due 2018

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issuance of 651,365 new shares (see Note 12. Share Capital, Additional Paid in Capital and Contributed Surplus).

In the three months ended March 31, 2018, the following drawings were made under revolving credit facilities:

(in thousands of $)
Facility	Amount Drawn
$49 million secured term loan and revolving credit facility	10,000
$45 million secured term loan and revolving credit facility	9,000
Total Drawdown	19,000

The aggregate book value of assets pledged as security against borrowings at March 31, 2018, was $1,859 million (December 31, 2017: $1,908 million).
Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of March 31, 2018, the Company is in compliance with all of the covenants under its long-term debt facilities. In addition, the $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Solship, which have been temporarily waived in connection with the standstill agreement entered into in end March 2018.

11.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	March 31, 2018	December 31, 2017
Designated derivative instruments - short-term assets:
Interest rate swaps	135	108
Total derivative instruments - short-term assets	135	108

Designated derivative instruments - long-term assets:
Interest rate swaps	7,597	5,136
Cross currency interest rate swaps	1,794	—
Non-designated derivative instruments - long-term assets:
Interest rate swaps	7,168	3,211
Total derivative instruments - long-term assets	16,559	8,347

(in thousands of $)	March 31, 2018	December 31, 2017
Designated derivative instruments -short-term liabilities:
Interest rate swaps	106	248
Cross currency interest rate swaps	29,269	—
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	95	255
Cross currency interest rate swaps	5,880	—
Total derivative instruments - short-term liabilities	35,350	503

Designated derivative instruments - long-term liabilities:
Interest rate swaps	1,754	5,109
Cross currency interest rate swaps	—	36,120
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	33	553
Cross currency interest rate swaps	—	6,836
Total derivative instruments - long-term liabilities	1,787	48,618
Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At March 31, 2018, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR.

The total notional principal amount subject to swap agreements as at March 31, 2018, was $1.0 billion (December 31, 2017: $1.1 billion). The Company has not entered into any new swap agreements in the three months ended March 31, 2018.

Foreign currency risk management
The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK900 million and NOK500 million senior unsecured bonds due 2019 and 2020 respectively.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK900 million	US$151.0 million	March 2014	March 2019
NOK500 million	US$64.0 million	October 2017	March - June 2020
Apart from the NOK900 million and NOK500 million senior unsecured bonds due 2019 and 2020, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.
Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018	March 31, 2018	December 31, 2017	December 31, 2017
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	43,899	43,899	41,742	41,742
Equity securities	51,135	51,135	52,060	52,060
Floating rate NOK bonds due 2019	96,647	97,613	92,477	92,709
Floating rate NOK bonds due 2020	63,751	64,229	61,001	61,306
3.25% unsecured convertible bonds due 2018	—	—	63,218	71,662
5.75% unsecured convertible bonds due 2021	225,000	226,688	225,000	242,719
Derivatives:
Interest rate/ currency swap contracts - short-term receivables	135	135	108	108
Interest rate/ currency swap contracts - long-term receivables	16,559	16,559	8,347	8,347
Interest rate/ currency swap contracts - short-term payables	35,350	35,350	503	503
Interest rate/ currency swap contracts - long-term payables	1,787	1,787	48,618	48,618
The above short-term receivables relating to interest rate/ currency swap contracts all relate to designated hedges at March 31, 2018 and December 31, 2017. The above long-term receivables relating to interest rate/ currency swap contracts at March 31, 2018, include $7.2 million which relates to non-designated swap contracts (December 31, 2017: $3.2 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at March 31, 2018, include $6.0 million which relates to non-designated swap contracts (December 31, 2017: $0.3 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at March 31, 2018, include $0.03 million which relates to non-designated swap contracts (December 31, 2017: $7.4 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at March 31, 2018, were measured as follows:

		Fair value measurements using,
(in thousands of $)	March 31, 2018	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale debt securities	43,899	43,899
Equity securities	51,135	51,135
Interest rate/ currency swap contracts – short-term receivables	135		135
Interest rate/ currency swap contracts - long-term receivables	16,559		16,559
Total assets	111,728	95,034	16,694
Liabilities:
Floating rate NOK bonds due 2019	97,613	97,613
Floating rate NOK bonds due 2020	64,229	64,229
5.75% unsecured convertible bonds due 2021	226,688	226,688
Interest rate/ currency swap contracts – short-term payables	35,350		35,350
Interest rate/ currency swap contracts – long-term payables	1,787		1,787
Total liabilities	425,667	388,530	37,137

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Investments in equity securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market (iii) Golden Close shares traded in the OTC market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds. The estimated fair value of the debt and equity securities consists of their aggregate market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2019 and 2020, and the 5.75% unsecured convertible bonds due 2021 are all based on their quoted market prices as at the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at March 31, 2018.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Bank of Valletta and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.
There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels.
In the three months ended March 31, 2018, Frontline Shipping accounted for approximately 11% of our consolidated operating revenues (three months ended March 31, 2017: 22%; year ended December 31, 2017: 15%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments to the leases agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the current depressed tanker market, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charterhires. However, the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.
In the three months ended March 31, 2018, the Company had eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean Group Limited (“Golden Ocean”) which accounted for approximately 14% of our consolidated operating revenues (three months ended March 31, 2017: 13%; year ended December 31, 2017: 14%).
The Company also had 12 container vessels on long-term bareboat charters to MSC, which accounted for approximately 11% of our consolidated operating revenues in three months ended March 31, 2018 (three months ended March 31, 2017: 8%; year ended December 31, 2017: 10%).
Following the acquisition of Hamburg Süd by Maersk Line A/S (“Maersk”) in November 2017, the Company now has seven container vessels on long-term time charters to Maersk, which accounted for approximately 26% of our consolidated operating revenues in three months ended March 31, 2018 (three months ended March 31, 2017: 10%; year ended December 31, 2017: 14%).
In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill. In the three months ended March 31, 2018, income from our associated companies accounted for approximately 29% of our consolidated net income (three months ended March 31, 2017: 35%; year ended, December 31, 2017: 39%).
The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to subsidiaries of Seadrill, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for a 5-year period with economic effect from January 1, 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of the Seadrill subsidiaries under the relevant leases were also amended as part of the Restructuring Plan. The leases for West Hercules and West Taurus has been extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs have extended the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to the current amortisation. The Restructuring Plan was implemented in July 2018, at which time Seadrill emerged from Chapter 11.
As discussed in Note 16: Commitments and Contingent Liabilities, the Company, at March 31, 2018, guaranteed a total of $266 million (December 31, 2017: $235 million) of the bank debt in these companies and had an outstanding receivable balance on loans granted by the Company to these associated companies totaling $290.4 million at March 31, 2018 (December 31, 2017: $317.8 million). The loans granted by the Company are considered not impaired at March 31, 2018, due to the fair value of the ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at March 31, 2018 and due to current employment under a sub-charter and generally high utilization rates for the type of harsh environment jack-up rig in SFL Linus.

12.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	March 31, 2018	December 31, 2017
150,000,000 common shares of $0.01 par value each (December 31, 2017: 150,000,000 shares of $0.01 par value each)	1,500	1,500
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	March 31, 2018	December 31, 2017
111,582,238 common shares of $0.01 par value each (December 31, 2017: 110,930,873 shares of $0.01 par value each)	1,116	1,109

The Company’s common shares are listed on the New York Stock Exchange.

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the three months ended March 31, 2018, additional paid-in capital was credited with $0.1 million relating to the fair value of options granted in March 2016 and September 2017.

13.	SHARE OPTION PLAN

The Option Scheme originally adopted in November 2006 will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from the originally adopted in November 2006.

No options were exercised under the Option Scheme in the three months ended March 31, 2018.

As at March 31, 2018, the total unrecognized compensation cost relating to the non-vested options granted under the Company's Option Scheme was $0.4 million (December 31, 2017: $0.5 million).

14.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	March 31, 2018	December 31, 2017
Unamortized sellers' credit	3,421	3,958
Obligations under capital leases - long-term portion	228,569	230,576
Other items	4	4
	231,994	234,538

The unamortized seller's credit is in respect of the five offshore support vessels on long-term bareboat charters to the Solstad Charterer.

In October 2015, the Company entered into agreements to charter-in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter-out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first vessel was delivered in December 2016 and the second vessel was delivered in March 2017. These two vessels are accounted for as direct financing lease assets. The Company's future minimum lease obligations under the non-cancellable lease are as follows:

Year ending December 31,	(in thousands of $)
2018 (remaining nine months)	20,111
2019	25,054
2020	25,122
2021	25,054
2022	25,054
Thereafter	281,850
Total lease obligations	402,245
Less: imputed interest payable	(164,510)
Present value of obligations under capital lease	237,735
Less: current portion	(9,166)
Obligations under capital lease - long-term portion	228,569

Interest incurred on capital leases in the three months ended March 31, 2018 was $4.3 million (three months ended March 31, 2017: $2.6 million; year ended December 31, 2017: $16.0 million).

15.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd. (“Hemen”) and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    Golden Ocean
–    United Freight Carriers (“UFC” - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea Supply Plc. (“Deep Sea”) (1)
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    NorAm Drilling
–    Golden Close

(1) From October 2017, Deep Sea was determined to no longer be a related party.

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (see Note 8: Investments in Direct Financing and Sales-Type Leases).

(in thousands of $)	March 31, 2018	December 31, 2017
Amounts due from:
Frontline	5,853	5,579
SFL Linus	—	3,559
SFL Deepwater	—	171
SFL Hercules	—	97
Seadrill	299	—
Golden Ocean	—	153
Other related parties	50	66
Total amount due from related parties	6,202	9,625
Loans to related parties - associated companies, long-term
SFL Deepwater	104,756	113,000
SFL Hercules	72,098	80,000
SFL Linus	113,500	121,000
Total loans to related parties - associated companies, long-term	290,354	314,000
Long-term receivables from related parties
Frontline	4,446	—
Total long-term receivables from related parties	4,446	—
Amounts due to:
Frontline Shipping	2,014	539
Frontline	314	147
Golden Ocean	567	—
Seatankers	119	60
Other related parties	88	111
Total amount due to related parties	3,102	857
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at March 31, 2018 within the financial statements (see Note 9: Investments In Associated Companies). As described below in “Related party loans”, at March 31, 2018 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.

Related party leasing and service contracts

As at March 31, 2018, eight of the Company’s vessels leased to Frontline Shipping (December 31, 2017: nine) are recorded as direct financing leases. At March 31, 2018, the balance of net investments in direct financing leases with Frontline Shipping was $285.3 million (December 31, 2017: $314.0 million), of which $20.1 million (December 31, 2017: $22.3 million) represents short-term maturities.

During the three months ended March 31, 2018, the Company sold the Suezmax Front Circassia to an unrelated third party. The vessel delivered to the new owner in February 2018, and a termination fee of $4.4 million at fair value was received from Frontline Shipping in the form of a loan note. The loan note bears interest at a rate of 7.50% and matures in December 2021.

In addition, included under operating leases at March 31, 2018, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (December 31, 2017: eight). At March 31, 2018, the net book value of assets leased under operating leases to Golden Ocean was $229.7 million (December 31, 2017: $233.7 million).

The charter agreements with Frontline Shipping include profit sharing arrangements, whereby the Company earns a 50% profit share on charter revenues earned by the vessels above the set base charter rates, calculated on a time charter equivalent basis and payable quarterly. In the three months ended March 31, 2018, the Company recorded no profit share revenues (three months ended March 31, 2017: $5.6 million; year ended December 31, 2017: $5.6 million).

At March 31, 2018, the Company held 11 million ordinary shares in Frontline, representing approximately 6.48% of the issued share capital of Frontline (December 31, 2017: 11 million ordinary shares representing approximately 6.48%).

In the three months ended March 31, 2018, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% profit share on charter revenues earned by the vessels above certain threshold levels, calculated on a time charter equivalent basis and payable on a quarterly basis. In the three months ended March 31, 2018, the Company earned no profit share revenue under this arrangement (three months ended March 31, 2017: $nil; year ended December 31, 2017: $0.2 million).

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Deep Sea is as follows:

	Three months ended		Year ended
(in thousands of $)	March 31, 2018	March 31, 2017	December 31, 2017
Operating lease income	13,138	14,716	57,568
Direct financing lease interest income	3,116	5,031	16,362
Finance lease service revenue	6,876	10,341	35,010
Direct financing lease repayments	5,268	8,207	25,091
Profit share and cash sweep income	—	5,591	5,753
In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Three months ended		Year ended
(in thousands of $)	March 31, 2018	March 31, 2017	December 31, 2017
Frontline:
Vessel Management Fees	7,340	10,692	36,536
Newbuilding Supervision Fees	—	—	979
Commissions and Brokerage	44	72	269
Administration Services Fees	61	90	335
Golden Ocean:
Vessel Management Fees	5,040	5,040	20,440
Operating Management Fees	180	187	738
Seatankers:
Administration Services Fees	72	(23)	82
Office Facilities:
Seatankers Management Norway AS	27	30	105
Frontline Management AS	37	30	136
Frontline Corporate Services Ltd	29	35	173

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus, granting them loans of $145 million, $145 million, and $125 million, respectively, at fixed interest rates. These loans are repayable in full by October 1, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The net outstanding loan balances as at March 31, 2018, were $104.8 million, $72.1 million, and $113.5 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively.
In the three months ended March 31, 2018, the Company received interest income on these loans of $1.3 million from SFL Deepwater (three months ended March 31, 2017: $1.6 million; year ended December 31, 2017: $5.4 million), $0.9 million from SFL Hercules (three months ended March 31, 2017: $1.6 million; year ended December 31, 2017: $4.3 million) and $1.4 million from SFL Linus (three months ended March 31, 2017: $1.4 million; year ended December 31, 2017: $5.5 million).
Long-term receivables from related parties
The Company received a loan note from Frontline Shipping as compensation for the early termination of the charter of Front Circassia in February 2018. The initial face value of the note was $8.9 million, however, Ship Finance recorded the loan note at an initial fair market value of $4.4 million. The loan note bears interest at a rate of 7.50% and matures in December 2021.
Other related party transactions
In the three months ended March 31, 2018, the Company received no dividends on its holding of shares in Frontline (three months ended March 31, 2017: $1.7 million; year ended December 31, 2017: $3.3 million).

In the three months ended March 31, 2018, the Company recorded no interest income and no other income on its holding of investments in secured notes issued by NorAm Drilling (three months ended March 31, 2017: $nil; year ended December 31, 2017: $0.5 million interest income and $0.1 million other income).

In the three months ended March 31, 2018, the Company recorded no interest income on its holding of investments in secured notes issued by Golden Close (three months ended March 31, 2017: $0.6 million; year ended December 31, 2017: $0.6 million).

16.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	March 31, 2018	December 31, 2017
Book value of consolidated assets pledged under ship mortgages	1,859	1,908

Of the above, $1,557.0 million relates to assets recorded as vessels and equipment (December 31, 2017: $1,576.3 million) and $301.9 million relates to assets accounted for as investments in direct financing leases (December 31, 2017: $331.3 million).

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at March 31, 2018, the Company ($1.5 billion) and its 100% equity-accounted subsidiaries ($761.4 million) had a combined outstanding principal indebtedness of $2.2 billion (December 31, 2017: $2.3 billion) under various credit facilities.
Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of March 31, 2018, their combined borrowings amounted to $761.4 million (December 31, 2017: $785.8 million) and the Company guaranteed $266 million (December 31, 2017: $235 million) of this debt which is secured by first priority mortgages over the relevant rigs.
In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a net outstanding balance of $290.4 million at March 31, 2018 (December 31, 2017: $317.8 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.
At March 31, 2018, the Company had no commitments under contracts to acquire newbuilding vessels (December 31, 2017: $nil). There were no other material contractual commitments at March 31, 2018.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such law suits.

17.	CONSOLIDATED VARIABLE INTEREST ENTITIES

As at March 31, 2018, the Company’s consolidated financial statements included 21 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from June 2018 to September 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At March 31, 2018, one of the consolidated variable interest entities has a vessel which is accounted for as a direct financing lease asset. At March 31, 2018, the vessel had a carrying value of $2.8 million, unearned lease income of $1.3 million and estimated residual value of $1.8 million. The vessel had no outstanding loan balance as at March 31, 2018.
The other 20 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at March 31, 2018, of $450.0 million. The outstanding loan balances in these entities total $203.3 million, of which the short-term portion is $23.9 million as at March 31, 2018.

18.	SUBSEQUENT EVENTS

In April 2018, 15 feeder size container vessels were delivered to the Company ranging in size from 1,100-4,400 TEU. Upon delivery, the vessels immediately commenced seven year fixed rate bareboat charters with an unrelated third party.

In April and May 2018, the Company issued $164 million aggregate principal amount of Convertible Senior Notes due 2023. The notes pay interest quarterly in arrears at a rate of 4.875% per annum, have a term of five years, and are convertible into the Company's common stock at an initial conversion rate of 52.8157 common shares per $1,000 principal of notes, which is equivalent to an initial conversion price of approximately $18.93 per share.

In April 2018, the Company awarded employees with options to acquire 83,000 shares. The options have a five year term and a three year vesting period and the first options will be exercisable from April 2019 onwards. The initial strike price is $14.67 per share.

In May 2018, the Company closed the sale of the 1,700 TEU container vessel SFL Avon and delivered the vessel to an unrelated third party for proceeds of approximately $12.5 million.
In May 2018, the Company acquired and took delivery of four 2014 built container vessels, each with approximately 14,000 TEU carrying capacity. The vessels are employed under long-term time-charters to an unrelated third party. Consideration paid includes cash and approximately 4 million newly issued shares in the Company.
On May 31, 2018, the Board of Directors of the Company declared a dividend of $0.35 per share, which was paid in cash on June 29, 2018.
On July 2, 2018, Seadrill announced that it had emerged from Chapter 11 after successfully completing its reorganization pursuant to its Chapter 11 plan of reorganization. Under the Restructuring Plan, the Company agreed to restructure the lease payments to its 100% equity-accounted subsidiaries with economic effect from January 1, 2018. (See Concentrations of risk section of Note 10: Financial Instruments).
In July 2018, the Company announced an agreement to sell its fully owned subsidiary, Rig Finance Limited to an unrelated third party. Rig Finance Limited owns the jack up drilling rig Soehanah, which is currently employed under a bareboat charter until June 2019. Delivery to the new owner is expected to occur in the second half of 2018.
In July 2018, the Company agreed to sell three 2002-built VLCCs, Front Page, Front Stratus and Front Serenade to ADS Crude Carriers Ltd. (“ADS”), a newly established company in which Ship Finance has acquired a 17% interest. Net proceeds from the sale is expected to be approximately $77.6 million, including $10.1 million charter termination compensation received from Frontline Ltd. in the form of an interest-bearing loan note.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three months ended March 31, 2018

General

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.
We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at July 18, 2018, our assets consist of 10 crude oil tankers, 22 dry bulk carriers, 40 container vessels (including two chartered-in 19,200 TEU vessels), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers.

As at July 18, 2018, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), Sinochem Shipping Co. Ltd (“Sinochem”), Heung-A Shipping Co. Ltd (“Heung-A”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. (“MSC”), Phillips 66 Company (“Phillips 66”) and Evergreen Marine Corporation (Taiwan) Ltd. (“Evergreen”).

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

Recent and Other Developments

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

In February 2018, the Company sold the 1999-built VLCC Front Circassia to an unrelated third party. The proceeds included $17.9 million gross sales proceeds and a loan note of $4.4 million at fair value was received from Frontline Shipping as compensation for the early termination of the charter.

In April 2018, 15 feeder size container vessels were delivered to the Company ranging in size from 1,100-4,400 TEU. Upon delivery, the vessels immediately commenced seven year fixed rate bareboat charters with an unrelated third party.

In April and May 2018, the Company issued $164 million aggregate principal amount of Convertible Senior Notes due 2023. The notes pay interest quarterly in arrears at a rate of 4.875% per annum, have a term of five years, and are convertible into the Company's common stock at an initial conversion rate of 52.8157 common shares per $1,000 principal of notes, which is equivalent to an initial conversion price of approximately $18.93 per share.

In April 2018, the Company awarded employees with options to acquire 83,000 shares. The options have a five year term and a three year vesting period and the first options will be exercisable from April 2019 onwards. The initial strike price is $14.67 per share.

In May 2018, the Company closed the sale of the 1,700 TEU container vessel SFL Avon and delivered the vessel to an unrelated third party for proceeds of approximately $12.5 million.
In May 2018, the Company acquired and took delivery of four 2014 built container vessels, each with approximately 14,000 TEU carrying capacity. The vessels are employed under long-term time-charters to an unrelated third party. Consideration paid includes cash and approximately 4 million newly issued shares in the Company.
On May 31, 2018, the Board of Directors of the Company declared a dividend of $0.35 per share, which was paid in cash on June 29, 2018.
In the first half of 2018, Solstad Farstad ASA engaged in discussions for a potential restructuring of the capital structure of the subsidiary guaranteeing the performance under the charters for five offshore support vessels employed under long-term charters to the Solstad Charterer. The outcome of these discussions is still pending, and the Company and other financial stakeholders have agreed to defer payment of any amounts owed to the respective parties until late July 2018 while the discussions are ongoing.
On July 2, 2018, Seadrill announced that it had emerged from Chapter 11 after successfully completing its reorganization pursuant to its Chapter 11 plan of reorganization. Under the Restructuring Plan, the Company agreed to restructure the lease payments to its 100% equity-accounted subsidiaries with economic effect from January 1, 2018. (See Concentrations of risk section of Note 10: Financial Instruments).
In July 2018, the Company announced an agreement to sell its fully owned subsidiary, Rig Finance Limited to an unrelated third party. Rig Finance Limited owns the jack up drilling rig Soehanah, which is currently employed under a bareboat charter until June 2019. Delivery to the new owner is expected to occur in the second half of 2018.
In July 2018, the Company agreed to sell three 2002-built VLCCs, Front Page, Front Stratus and Front Serenade to ADS Crude Carriers Ltd. (“ADS”), a newly established company in which Ship Finance has acquired a 17% interest. Net proceeds from the sale is expected to be approximately $77.6 million, including $10.1 million charter termination compensation received from Frontline Ltd. in the form of an interest-bearing loan note.

Operating Results

	Three months ended	Three months ended
(in thousands of $)	March 31, 2018	March 31, 2017
Total operating revenues	92,349	96,880
Gain/(loss) on sale of assets and termination of charters, net	(1,428)	(26)
Total operating expenses	(55,560)	(57,133)
Net operating income	35,361	39,721
Interest income	3,852	5,771
Interest expense	(22,532)	(21,099)
Other non-operating items, net	4,379	1,310
Equity in earnings of associated companies	3,595	6,579
Net income	24,655	32,282
Net operating income for the three months ended March 31, 2018, was $35.4 million, compared with $39.7 million for the three months ended March 31, 2017. The decrease was principally due to no profit sharing revenues in the three months ended March 31, 2018. The overall net income for the period decreased by $7.6 million compared with the same period in 2017 mainly due to the decrease in net operating income and lower earnings from equity accounted associated companies. Higher interest expenses, lower interest income and no dividend income from investments all contributed to the decrease to the overall net income in the three months ended March 31, 2018. The effect of these lower gains and higher expenses were partly offset by the decrease in total operating expenses, higher time charter and bareboat charter revenues and higher net gains included in other non-operating items.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the three months ended March 31, 2018 and the three months ended March 31, 2017. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Three months ended	Three months ended
(in thousands of $)	March 31, 2018	March 31, 2017
Direct financing and sales-type lease interest income	9,098	8,544
Finance lease service revenues	6,876	10,341
Profit sharing revenues	—	5,652
Time charter revenues	61,187	57,750
Bareboat charter revenues	10,352	9,569
Voyage charter revenues	4,316	4,443
Other operating income	520	581
Total operating revenues	92,349	96,880

Total operating revenues decreased by 5% in the three months ended March 31, 2018, compared with the same period in the previous year.

Direct financing and sales-type lease interest income arises on most of our crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to the Solstad Charterer and three container vessels on long term charter to MSC. In general, direct financing and sales-type lease interest income reduces over the terms of our leases; progressively, a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease. The 6% increase in direct finance lease interest income from the three months ended March 31, 2017 to the three months ended March 31, 2018 is mainly a result of the addition of the three container vessels on charter to MSC between December 2016 and April 2017, two container vessels accounted for as direct financing leases and one container vessel accounted for as a sales-type lease. This increase in direct finance lease interest income was partially offset by the sale of the VLCC Front Century, the Suezmax Front Brabant, the VLCC Front Scilla, the Suezmax Front Ardenne and the VLCC Front Circassia between March 2017 and February 2018.

The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline Ltd. (“Frontline”), whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter. The 34% decrease in finance lease service revenues in the three months ended March 31, 2018 compared to the prior three months ended March 31, 2017 is mainly due to the sale of five tankers between March 2017 to February 2018, described above, from the fleet of crude oil tankers on charter to Frontline Shipping.

We recorded no profit share revenue in the three months ended March 31, 2018 from the profit sharing arrangement with Frontline Shipping whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis. This is compared to profit share revenue of $5.6 million received from Frontline Shipping for the three months ended March 31, 2017.

In addition, we had a profit sharing agreement on one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, which earned us no profit share revenue in the three months ended March 31, 2018 (three months ended March 31, 2017: $0.1 million). This profit sharing agreement also ended during the three months ended March 31, 2018.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a fully guaranteed subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above certain threshold levels, calculated and paid on a quarterly basis. No profit share revenue was earned by these vessels in the three months ended March 31, 2018 or in the three months ended March 31, 2017.

We also have a profit share arrangement relating to the five offshore supply vessels on charter to the Solstad Charterer following the amendments agreed in July 2016, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in the three months ended March 31, 2018 or in the three months ended March 31, 2017.
During the three months ended March 31, 2018, time charter revenues were earned by eight container vessels, two car carriers, 22 dry bulk carriers, one Suezmax tanker and two oil product tankers. The 6% increase in time charter revenues for the three months ended March 31, 2018, compared to the three months ended March 31, 2017, was mainly due to the addition of the two oil product tankers delivered from the shipyard in August 2017. These increases to time charter revenues were partly offset by the Suezmax, Everbright earning time charter revenue for the full three months ended March 31, 2017 but only partially in the same period in 2018 due to the return of the vessel to voyage chartering following the expiry of a two-year time charter contract.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the three month periods ended March 31, 2017, and March 31, 2018, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. The 8% increase in bareboat charter revenues is mainly due to the jack-up drilling rig Soehanah, which earned $0.9 million in bareboat revenue in the three months ended March 31, 2018 compared $nil to the same period in 2017. The rig received no charter hires during the first quarter of 2017 and was redelivered to us in April 2017, following a full 10-year special survey paid for by the previous charterer. In June 2017, the rig commenced a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months.

The 3% decrease in voyage charter revenues for the three months ended March 31, 2018 is mainly due to the trading patterns of certain Handysize dry bulk carriers which began chartering on a voyage-by-voyage basis. These Handysize dry bulk carriers earned more time charter revenues than voyages charter revenues in the three months ended March 31, 2018, compared to the same period in 2017. The 2018 decrease in voyage charter revenues compared to the three month periods ended March 31, 2017 was partially offset by the Suezmax, Everbright returning to a voyage chartering during the three months ended March 31, 2018 as described above.
Cash flows arising from direct financing and sales-type leases
The following table sets forth our cash flows from the direct financing and sales-type leases with the Frontline Shipping, the Solstad Charterer and MSC and shows how they were accounted for:

	Three months ended	Three months ended
(in thousands of $)	March 31, 2018	March 31, 2017
Charter hire payments accounted for as:
Direct financing and sales-type lease interest income	9,098	8,544
Finance lease service revenues	6,876	10,341
Direct financing and sales-type lease repayments	7,530	8,207
Total direct financing and sales-type lease payments received	23,504	27,092

Gain on sale of assets and termination of charters
In the three months ended March 31, 2018, a net loss of $1.4 million was recorded, arising from the disposal of one crude oil tanker, Front Circassia in February 2018 (see Note 2: Gain on sale of assets and termination of charters). In the three months ended March 31, 2017, a loss of $26,000 was recorded on the disposal of the VLCC Front Century in March 2017.
Operating expenses

	Three months ended	Three months ended
(in thousands of $)	March 31, 2018	March 31, 2017
Vessel operating expenses	30,697	33,420
Depreciation	22,334	21,562
Administrative expenses	2,529	2,151
Total operating expenses	55,560	57,133

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Group Management (Bermuda) Ltd. (“Golden Ocean Management”) of $7,000 per day for each vessel chartered to a subsidiary of Golden Ocean, in accordance with the vessel management agreements. In addition, vessel operating expenses include operating and occasional voyage expenses for the container vessels, dry bulk carriers and car carriers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during the three months ended March 31, 2018.
Vessel operating expenses decreased by $2.7 million for the three months ended March 31, 2018, compared with the same period in 2017. The decrease is mainly due to the sale of five tankers between March 2017 and February 2018, described above, from the fleet of crude oil tankers on charter to Frontline Shipping. The decreases from the vessels disposed of were partly offset by the two oil product tankers delivered from the shipyard in August 2017 and the increases in voyage expenses from the Handysize dry bulk carriers which were chartering on a voyage-by-voyage basis during the period.
Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation by $0.8 million for the three months ended March 31, 2018, compared to the same period in 2017, is mainly due to the addition of the two product tankers, SFL Trinity and SFL Sabine delivered to the Company in August 2017 and thus we incurred a depreciation charge in the three months ended March 31, 2018 and not in the comparative 2017 period. This is partially offset by a decrease in depreciation for the jack-up drilling rig Soehanah, following the termination of its previous bareboat charter agreement. The basis of the previous higher depreciation was an amortization to an option price within the terminated agreement.

The 18% increase in administrative expenses for the three months ended March 31, 2018, compared to the same period in 2017, is mainly due to increased salary costs due to increased headcount. This was partly offset by reduced professional fees.
Interest income
Total interest income decreased by $1.9 million for the three months ended March 31, 2018, compared to the same period in 2017, mainly due to lower interest income from long term loans to associated companies. This decrease was partly offset by increased interest income from short term deposits.
Interest expense

	Three months ended	Three months ended
(in thousands of $)	March 31, 2018	March 31, 2017
Interest on US$ floating rate loans	9,661	7,065
Interest on NOK600 million senior unsecured floating rate bonds due 2017	—	1,018
Interest on NOK900 million senior unsecured floating rate bonds due 2019	1,215	1,147
Interest on NOK500 million senior unsecured floating rate bonds due 2020	895	—
Interest on 3.25% senior unsecured convertible bonds due 2018	171	1,463
Interest on 5.75% senior unsecured convertible bonds due 2021	3,234	3,163
Swap interest	1,378	2,277
Interest on capital lease obligations	4,306	2,609
Amortization of deferred charges	1,672	2,357
Total interest expense	22,532	21,099
At March 31, 2018, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.5 billion (March 31, 2017: $1.6 billion), comprising $96.6 million (NOK758 million) outstanding principal amount of NOK floating rate bonds due 2019 (March 31, 2017: $88.4 million, NOK 758 million), $63.8 million (NOK500 million) outstanding principal amount of NOK floating rate bonds due 2020 (March 31, 2017: $nil, NOKnil), $225.0 million outstanding principal amount of 5.75% convertible bonds due 2021 (March 31, 2017: $225.0 million), and $1.1 billion under floating rate secured long term credit facilities (March 31, 2017: $1.0 billion). NOK floating rate bonds due 2017 were fully repaid in the year ended December 31, 2017 which had a principal debt outstanding of $68.2 million at March 31, 2017. The outstanding principal debt of $63.2 million (March 31, 2017: $184.2 million) for the 3.25% convertible bonds due 2018 was also fully redeemed at the maturity in February 2018.
The average three-month LIBOR was 1.93% in the three months ended March 31, 2018 and 1.07% in the three months ended March 31, 2017. The increase in interest expense associated with our floating rate debt for the three months ended March 31, 2018, compared to the same period in 2017, is mainly due to increased LIBOR rate in the period.
The decrease in interest expense on the NOK600 million floating rate bonds due 2017 is due to their redemption in July 2017. The decrease in interest expense on the 3.25% convertible bonds is due to their redemption in February 2018. The increase in interest expense on the NOK 500 million senior secured bonds is due to their issuance in June 2017.
At March 31, 2018, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 2.87% per annum (March 31, 2017: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.75% per annum).
In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as a direct financing lease asset. The above capital lease interest expense represents the interest portion of our capital lease obligations from chartering-in these vessels from their third party owners.
As reported above, certain assets were accounted for under the equity method in 2018 and 2017. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Other non-operating items
In the three months ended March 31, 2018, other non-operating items amounted to a net gain of $4.4 million, compared to a gain of $1.3 million for the three months ended March 31, 2017. The net gain of $4.4 million for the three months ended March 31, 2018 mainly results from a gain of $5.6 million from positive mark-to-market adjustments to derivatives, partly offset by a loss of $1.0 million from the mark-to-market of equity investments. (see Note 4: Other financial items, net).

The net gain of $1.3 million for the three months ended March 31, 2017 mainly consists of $1.7 million dividend income received on the Frontline shares and a gain of $1.5 million from positive mark-to-market adjustments to financial instruments. The net gain was partly offset by $1.0 million swap interest expenses on non designated derivatives.

Equity in earnings of associated companies
In the three month periods ended March 31, 2017, and March 31, 2018, the Company had three wholly-owned subsidiaries which were accounted for under the equity method, as discussed in the Consolidated Financial Statements included herein (Note 9: Investments in associated companies). The total equity in earnings of associated companies in the three months ended March 31, 2018 was $3.0 million lower than in the comparative period in 2017 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus. This is due to the amendments undertaken to the charter contracts for these rigs in connection with the Seadrill Restructuring Plan. Under the terms of the Restructuring Plan, the Company has agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years with economic effect from January 2018, with the reduced amounts added back in the period thereafter. The term of the charters for West Hercules and West Taurus will also be extended by 13 months until December 2024. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters have been amended.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to a subsidiary of Golden Ocean and our offshore support vessels on charter to the Solstad Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have seven Handysize drybulk carriers, two car carriers and two Suezmax tankers in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels.

Liquidity and Capital Resources
At March 31, 2018, we had total cash and cash equivalents of $140.0 million and investments in equity securities and corporate bonds of $95.0 million.
In the three months ended March 31, 2018, we generated cash of $50.0 million net from operations, $52.5 million net from investing activities and used $115.6 million net in financing activities.

Cash flows provided by operating activities for the three months ended March 31, 2018 increased to $50.0 million, from $45.5 million for the same period in 2017, mainly due to the timing of charter hire and receivables.
Investing activities generated $52.5 million in the three months ended March 31, 2018, compared with $14.1 million generated in the same period in 2017. The higher cash generated from investing activities for the three months ended March 31, 2018 is mainly due to the increase of $17.5 million in amounts received from associated companies compared to the same period in 2017 and reductions in cash outflows by $11.3 million and $16.7 million for investments in new buildings and vessel deposits and other long term investments. The net increase in cash generated was offset by a reduction in cash inflows from the sale of vessels and termination of charters which decreased from $23.8 million for the three months ended March 31, 2017 to $17.5 million for the three months ended March 31, 2018.
Net cash utilised in financing activities for the three months ended March 31, 2018 was $115.6 million, compared to $60.4 million net cash used in the same period in 2017. The $55.2 million difference in net cash used in financing activities in the two periods was primarily due to the $65.6 million increase in the net cash used in the purchase and sale of the Company's issued bonds in the three months ended March 31, 2018. Cash utilised in the repayment of lease obligations also increased by $1.7 million from 2017 due to the delivery of the second of the two 19,200 TEU container vessels which was delivered in March 2017. The increased outflows was partly offset by a decrease of $6.4 million in cash utilised to prepay and repay long term debt compared to the same period in 2017. Also, the Company made dividend payments of $36.3 million in the three months ended March 31, 2018, compared with $42.1 million in the same period in 2017.
A substantial portion of our dividend capacity is generated from our leases with subsidiaries of Seadrill. In September 2017, Seadrill announced its Restructuring Plan which has been implemented by way of prearranged Chapter 11 cases. As part of the Restructuring Plan, Ship Finance and its relevant subsidiaries agreed to reduce the contractual charter hire payable by Seadrill by approximately 29% for a five-year period starting in 2018, with the reduced amounts added back in the period thereafter. The Restructuring Plan was implemented in July 2018, at which time Seadrill emerged from Chapter 11.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.
The following table summarizes our consolidated borrowings at March 31, 2018.

	As at March 31, 2018
(in millions of $)	Outstanding balance	Net amount available to draw
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,067.0	—
Unsecured borrowings:
NOK900 million senior unsecured floating rate bonds due 2019	96.6	—
5.75% senior unsecured convertible bonds due 2021	225.0	—
NOK500 million senior unsecured floating rate bonds due 2020	63.8	—
Total	1,452.4	—

As at March 31, 2018, there was $nil net available to draw under secured revolving credit facilities.
In addition to the above, our equity accounted subsidiaries had total debt principal outstanding of $0.8 billion as at March 31, 2018. Also, the loan facilities of the equity accounted subsidiaries originally contained financial covenants, with which both Ship Finance and Seadrill must comply. As part of the Restructuring Plan, the financial covenants on Seadrill have been replaced by financial covenants on a newly established subsidiary of Seadrill, who will also act as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes.
Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at July 18, 2018, excluding three 1,700 TEU container vessels, two car carriers and a jack-up drilling rig.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪	the strength of world economies;

▪	the Company’s ability to generate cash to service its indebtedness;

▪	the impact on the Company of a potential comprehensive restructuring by Seadrill Limited or Seadrill;

▪	the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;

▪	the Company’s ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

▪	the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;

▪	fluctuations in currencies and interest rates;

▪	general market conditions including fluctuations in charter hire rates and vessel values;

▪	changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪	changes in demand in the markets in which the Company operates;

▪	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;

▪	developments regarding the technologies relating to oil exploration;

▪	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

▪	increased inspection procedures and more restrictive import and export controls;

▪
the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events; and

▪
other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, as well as those described from time to time in the reports filed by the Company with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: July 18, 2018

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS